BATTLE FOWLER
                        A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
                                          280 PARK AVENUE
                                       NEW YORK, N.Y. 10017
                                          (212) 856-7000
                                           CABLE ADDRESS
                                           "COUNSELLOR"
                                             --------

                                           TELEX 127053
                                             --------

                                             FACSIMILE
                                          (212) 986-5135

                                    WRITER'S DIRECT DIAL NUMBER




                                          October 30, 1990


Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167

          Re:  Municipal Securities Trust
               Multi-State Series 38

Dear Sirs:

     You have asked for our opinion on the status, for purposes of federal income tax, New York State franchise tax and New York City general corporation tax, of Municipal Securities Trust, Multi-State Series 38. Municipal Securities Trust, Multi-State Series 38 includes separate unit investment trusts, designated California Trust, New York Trust and Pennsylvania Trust (collectively referred to as the "State Trusts"), each of which is a trust created under the laws of the State of New York pursuant to a Reference Trust Agreement (the "Agreement") dated August 24, 1989, among Bear, Stearns & Co. Inc., United States Trust Company of New York (the "Trustee") and Standard & Poor's Corporation.

     In rendering this opinion, we have examined the Agreement, the proposed form of final Prospectus relating to the Trust dated October 31, 1990 (the "Prospectus") and the documents referred to therein, among others, and we have relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. We have assumed that each State Trust has been and will continue to be operated in accordance with its governing instrument.

     You have represented that all bonds acquired by the State Trusts pursuant to the contracts of purchase described in the Prospectus (the "Bonds") were accompanied by copies of opinions of bond counsel to the issuing governmental authorities, given at the time of original delivery of the Bonds, to the effect that the interest thereon is currently exempt from regular federal income tax and from the respective State income taxes, but we have not made any review of the proceedings relating to the issuance of the Bonds or the bases for such opinions and express no opinion as to them, and neither the Trustee nor the

C/M:  11939.0001 407918.1

                              BATTLE FOWLER                              PAGE 2



Sponsor has made an independent examination or verification that either the federal income tax status of the Bonds or State income tax status of the Bonds has not been altered since the time of the original delivery of those opinions.

     Based on the foregoing, it is our opinion that, under existing law:

          The State Trusts are not associations taxable as corporations for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and income received by each State Trust that consists of interest excludable from gross income under the Code will be excludable from the federal gross income of the Certificate-holders (as defined in the Prospectus) of such State Trust.

          Each Certificateholder of a State Trust will be considered the owner of a pro rata portion of such State Trust under Section 676(a) of the Code. Thus, each Certifi-cateholder will be considered to have received his pro rata share of Bond interest when it is received by the State Trust, and the net income distributable to Certificate-holders that is exempt from federal income tax when received by a State Trust will constitute tax-exempt income when received by the Certificateholders.

          Gain (other than any earned original issue discount) realized on sale or redemption of the Bonds or on sale of a Unit is, however, includable in gross income for federal income tax purposes, generally as capital gain. (It should be noted in this connection that such gain does not include any amounts received in respect of accrued interest.) Such gain may be long or short-term depending on the facts and circumstances. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses of non-corporate Certificateholders may be deducted against ordinary income. A capital asset acquired on or after January 1, 1988 must be held for more than one year to qualify for long-term capital gain treatment. Long-term capital gains are taxed at the same rates applicable to ordinary income.

          Each Certificateholder of a State Trust will realize taxable gain or loss when such State Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity), as if the Certificateholder had directly disposed of his pro rata share of such Bond. The gain or loss is measured by the difference between (i) the tax cost of such

C/M:  11939.0001 407918.1

                              BATTLE FOWLER                              PAGE 3



     pro rata share and (ii) the amount received therefor. For this purpose, a Certificateholder's tax cost for each Bond is determined by allocating the total tax cost of each Unit among all of the Bonds held in the State Trust (in accordance with the portion of such State Trust comprised by each Bond). In order to determine the amount of taxable gain or loss, the Certificateholder's amount received is similarly allocated at that time. The Certificateholder may exclude from the amount received any amounts that represent accrued interest or the earned portion of any original issue discount but may not exclude amounts attributable to market discount. Thus, when a Bond is disposed of by the State Trust at a gain, taxable gain will equal the difference between (i) the amount received and
     (ii) the amount paid plus any original issue discount (limited, in the case of Bonds issued after June 8, 1980, to the portion earned from the date of acquisition to the date of disposition). No deduction is allowed for the amortization of bond premium on tax-exempt bonds such as the Bonds in computing regular federal income tax.

          Discount generally accrues based on the principle of compounding of accrued interest, not on a straight-line or ratable method, with the result that the amount of earned original issue discount is less in the earlier years and more in the later years of a bond term. The tax basis of a discount bond is increased by the amount of accrued, tax-exempt original issue discount thus determined. This method of calculation will produce higher capital gains (or lower losses) to a Certificateholder, as compared to the results produced by the straight-line method of accounting for original issue discount, upon an early disposition of a Bond by a State Trust or of a Unit by a Certificateholder.

          A Certificateholder may also realize taxable gain or loss when a Unit of a State Trust is sold or redeemed. The amount received is allocated among all the Bonds in such State Trust in the same manner as when the State Trust disposes of Bonds and the Certificateholder may exclude accrued interest and the earned portion of any original issue discount (but not amounts attributable to market discount). The return of a Certificateholder's tax cost is otherwise a tax-free return of capital.

          A portion of social security benefits is includable in gross income for taxpayers whose "modified adjusted gross income" combined with 50% of their benefits exceeds a base amount. The base amount is $25,000 for an individual,

C/M:  11939.0001 407918.1

                              BATTLE FOWLER                              PAGE 4



     $32,000 for a married couple filing a joint return and zero for married persons filing separate returns. Interest on tax-exempt bonds is to be added to adjusted gross income for purposes of computing the amount of benefits that are includable in gross income and determining whether an individual's income exceeds the base amount above which a portion of the benefits would be subject to tax.

          Effective for taxable years beginning in 1987-89, corporate Certificateholders are required to include as an item of tax preference for purposes of the federal corporate alternative minimum tax 50 percent of the amount by which the adjusted net book income (which will include tax-exempt interest) of the corporation exceeds the alternative minimum taxable income (determined without this tax preference item). A similar provision based on adjusted earnings and profits (but with a 75% inclusion rate) will apply for taxable years beginning after 1989. Further, interest on the Bonds is includable in a 0.12% additional corporate minimum tax imposed by the Superfund Amendments and Reauthorization Act of 1986 for taxable years beginning after December 31, 1986 and before January 1, 1992. In addition, in certain cases, Subchapter S corporations with accumulated earnings and profits from Subchapter C years will be subject to a minimum tax on excess "passive investment income" which includes tax-exempt interest.

          Under federal law, interest on Bonds in each State Trust issued by authority of the Government of Puerto Rico is exempt from regular federal income tax and state and local income taxes in the United States and Puerto Rico.

          The State Trusts are not subject to the New York State Franchise Tax on Business Corporations or the New York City General Corporation Tax.

     We are also of the opinion that under the personal income tax laws of the State and City of New York, the income of each State Trust will be treated as the income of the Certifi-cateholders. Interest on the Bonds that is exempt from tax under the laws of the State and City of New York when received by the New York Trust will retain its status as tax-exempt interest of the Certificateholders. In addition, non-residents of New York City will not be subject to the City personal income tax on gains derived with respect to their Units. Non-residents of the State will not be subject to New York State personal income tax on such gains unless the Units are employed in a business, trade or occupation carried on in New York State. A New York State or

C/M: 11939.0001 407918.1

                              BATTLE FOWLER                              PAGE 5



City resident should determine his basis and holding period for his Units in the same manner for New York State and City purposes as for federal purposes. For corporations doing business in New York State, interest earned on state and municipal obligations that are exempt from federal income tax, including obligations of New York State, its political subdivisions and instrumentalities, must be included in calculating New York State entire net income for purposes of computing New York State franchise (income) tax.

     In the case of certain of the Bonds that are "industrial revenue bonds" ("IRBs"), you have informed us that the opinions of bond counsel to the respective issuing authorities indicate that interest on such Bonds is exempt from regular federal income tax. Interest on such Bonds will not be exempt from federal income tax, however, for any period during which such Bonds are held by a "substantial user" of the facilities financed by the proceeds of such Bonds or by a "related person" thereof within the meaning of the Code. Therefore, interest on any such Bonds allocable to a Certificate-holder who is such a "substantial user" or "related person" thereof will not be tax-exempt. Furthermore, in the case of Bonds that qualify for the "small issue" exemption, the "small issue" exemption will not be available or will be lost if, at any time during the three-year period beginning on the later of the date the facilities are placed in service or the date of issue, all outstanding tax-exempt IRBs, together with a proportionate share of any present issue, of an owner or principal user (or related person) of the facilities exceeds $40,000,000. In the case of IRBs issued under the $10,000,000 "small issue" exemption, interest on such IRBs will become taxable if the face amount of the IRBs plus certain capital expenditures exceeds $10,000,000.

     In addition, a Bond can lose its tax-exempt status as a result of other subsequent but unforeseeable events, such as prohibited "arbitrage" activities by the issuer of the Bond or the failure of the Bond to continue to satisfy the conditions necessary for the interest thereon to be exempt from regular federal income tax. We have made no investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt IRBs, or the facilities themselves, and no assurance can be given that future events will not affect the tax-exempt status of the Bonds. In rendering this opinion we have relied upon your representation noted above concerning the opinions of bond counsel relating to any Bonds that are IRBs.

     Interest on indebtedness incurred or continued to

C/M:  11939.0001 407918.1

                              BATTLE FOWLER                              PAGE 6



purchase or carry the Units is not deductible for federal income tax purposes. In addition, under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Also, in the case of certain financial institutions that acquire Units, in general no deduction is allowed for interest expense allocable to the Units.

     The Tax Reform Act of 1986 (the "Act") resulted in many important changes to the federal income tax system, including a reduction in marginal tax rates, the elimination of preferential treatment for capital gains after 1987 and the elimination or reduction of many exclusions and deductions. Included in the Act are provisions relating to tax-exempt bonds that: (a) require tax-exempt interest on certain bonds to be included as an item of tax preference for purposes of the individual alternative minimum tax; (b) provide for a new volume cap in lieu of the prior-law private activity bond and qualified mortgage bond volume caps; (c) place restrictions on arbitrage and advance refundings; (d) require that tax-exempt interest be shown on tax returns for taxable years beginning after 1986; (e) disallow 100% of deductions for interest expense allocable to tax-exempt obligations acquired by financial institutions; and (f) make certain technical modifications. The enactment of the Act may affect the character of the income that the Certificateholder receives. The Act significantly lowered individual and corporate income tax rates. In general, a lower overall rate of income taxation could make tax-exempt bonds less attractive to investors and could decrease the value of tax-exempt Bonds held by the State Trusts.

     From time to time proposals have been introduced before Congress to restrict or eliminate the federal income tax exemption for interest on debt obligations similar to the Bonds in the State Trusts, and it can be expected that similar proposals may be introduced in the future. The 1987 budget reconciliation legislation proposed a provision that would have required market discount on tax-exempt bonds to be included in income throughout the term of the bonds. Although this provision was deleted from the Revenue Act of 1987, it or a similar proposal could be re-introduced and enacted in the future.

     The Congress has recently passed legislation that would increase tax rates, including the individual alternative minimum tax rate, and provide advantageous treatment for capital gains in

C/M:  11939.0001 407918.1

                              BATTLE FOWLER                              PAGE 7


certain circumstances. It has been reported that the President will sign this legislation. The Sponsor cannot predict the effect of this legislation on a Certificateholder or on the value of the Bonds.

     In a 1988 decision (South Carolina v. Baker), the U.S. Supreme Court held that the federal government may constitutionally require states to register bonds they issue and subject the interest on such bonds to federal income tax if not registered, and that there is no constitutional prohibition against the federal government's taxing the interest earned on state or other municipal bonds.

     The Supreme Court decision affirms the authority of the federal government to regulate and control bonds such as the Bonds in the Trust and to tax interest on such bonds in the future. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust in accordance with Section 103 of the Code.

     The opinions of bond counsel or special tax counsel to the issuing governmental authorities to the effect that interest on the Bonds is exempt from regular federal income tax may be limited to law existing at the time the Bonds were issued, and may not apply to the extent future changes in law, regulations or interpretations affect such Bonds. Investors are advised to consult their own tax advisors for advice with respect to the effect of any legislative changes.

     The material set forth under the section entitled "Tax Status" in the Prospectus is a fair summary of our opinion.

     We hereby consent to the filing of this opinion regarding the Tax Status of the State Trusts as an exhibit to the Registration Statement and to the use of our name in the Registration Statement and in the Prospectus under the headings "Tax Status" and "Legal Opinions."

                                            Very truly yours,



C/M:  11939.0001 407918.1